Exhibit 99.1

WALD
ANTUNES VITA BLATTNER

This document is a free translation of the Brazilian judicial administrator's report referred to May 2021 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on July 15, 2021. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

TO THE HONORABLE MR. JUDGE OF THE 7th BUSINESS COURT OF THE JUDICIAL DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Case No. 0203711-65.2016.8.19.0001
Judicial Reorganization of Oi S.A et al.

The **JUDICIAL ADMINISTRATOR** (Law Firm Arnoldo Wald), appointed in the proceeding of Judicial Reorganization of **OI S.A. et al.**, hereby requests you to attach the Monthly Activity Report ("RMA") for the month of May 2021.

Rio de Janeiro, July 15, 2021.

ARNOLDO WALD FILHO
Arnoldo Wald Law Office
JUDICIAL ADMINISTRATOR

MONTHLY ACTIVITY REPORT

RMA

JUDICIAL REORGANIZATION

Oi

May 2021

15 . July . 2021

EXECUTIVE REPORT

INTRODUCTION

Mr. Judge of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro

The Judicial Administrator, Law Firm Arnoldo Wald ("Wald" or "Judicial Administrator"), appointed in the records of the Judicial Reorganization of the Oi Group (case no. 0203711-65.2016.8.19.0001), and Rio Branco Consultores Associados, subcontracted by the Judicial Administrator to assist him it in the preparation of the Monthly Activity Report ("RMA"), respectfully come before Your Honor, pursuant to the terms of the decision of pages 91.223 / 91.224, to submit the RMA for the month of May 2021.

As is well known, the Judicial Reorganization involves the following companies:

- Oi S.A. - in Judicial Reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - in Judicial Reorganization ("Telemar Norte Leste")*;
- Oi Móvel S.A. - in Judicial Reorganization ("Oi Móvel");
- Copart4 Participações S.A. - in Judicial Reorganization ("Copart4")*;
- Copart5 Participações S.A. - in Judicial Reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - in Judicial Reorganization ("PTIF"); and
- Oi Brasil Holdings Cooperatief U.A. - in Judicial Reorganization ("Oi Coop").

The present report, which contemplates financial information based mainly on elements provided by the Companies under Judicial Reorganization until July 15, 2021, contains data referring to the month of May 2021, and should be analyzed together with the preliminary activity report, as well as with the other RMA's previously submitted.

The RMA will have a chapter specifically dedicated to the consolidated financial information of the Companies under Judicial Reorganization, which in this Report will include the Managerial Cash Flow Statement of the relevant months, presented in the tables in comparison with the immediately preceding month. The report will highlight the main variations that occurred in the period in question, presenting the clarifications provided by the Management of the Companies under Judicial Reorganization.

This report, prepared through analytical procedures and discussions with the Company's Management, aims to provide the Judge and interested parties with information about the financial situation of the Companies under Judicial Reorganization and the relevant operations carried out by them, as well as a summary of the activities performed by the Judicial Administrator up to the closing of this report.

* Telemar Norte Leste S.A. was merged into Oi S.A. in May 2021, as set forth in clause 7, annex 7.1, of the JR Plan . Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in clause 7, annex 7.1, of the JR Plan; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in clause 7, annex 7.1, of the JR Plan

The information presented below is mainly based on data and elements submitted by the Companies under Judicial Reorganization. The individual financial statements of all the Companies under Judicial Reorganization, as well as the consolidated financial statements of the Oi Group (which include but are not limited to the Companies under Judicial Reorganization) are audited annually by independent auditors. Limited review procedures are applied by the auditors for the filing with CVM [the Brazilian Securities & Exchange Commission] of the Oi Group's Consolidated Quarterly Financial Information ("ITRs"). With respect to the individual financial information of each Company under Reorganization, prepared in monthly periods other than those that make up the ITRs delivered to CVM, these are not submitted to independent audit review, either by the auditors hired by Oi Group or by Judicial Administrator.

Judicial Administrator, honored with the task assigned, is available for further clarifications about the information contained in this report or any additional information.

Truly yours,

WALD
ANTUNES VITA BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

Phone: +55 (11) 3074-6000

RIO BRANCO
CONSULTORES ASSOCIADOS

Thiago Fogaça Almeida
Economist
tfa@riobranco.adm.br

Fábio de Carvalho e Mello Curti
Economist
fc@riobranco.adm.br

Tel : +55 (11) 3392-3062

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER REORGANIZATION

Figure 1 - Corporate Organization Chart of the Companies under reorganization


Oi
Oi S.A. (Holding)
under Judicial Reorganization
100%
Oi Móvel S.A. (SMP and SeAC authorization) under Judicial Reorganization
100%
Portugal Telecom Intern. Finance B.V. (Financial Vehicle) under Judicial Reorganization
100%
Oi Brasil Holdings Coöperatief U.A. (Financial Vehicle) under Judicial Reorganization
9 other companies (see attachments)
99,875%
Oi Serviços Financeiros S.A. (current name Copart 3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e Participações S.A.
100%
Carrigans Finance S. to RL
100%
PT Participações SGPS S.A.
99,8%
Bryophyta SP Participações Ltda.
50%
Companhia AIX de Participações
81,61%
SEREDE Serviços de Rede S.A.
99,95%
Cozani RJ Empreendimentos Imobiliários S.A.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19,04%
Hispamar Satélite S.A.
50%
ACT Company de Participações
Caption
GROUP COMPANIES UNDER REORGANIZATION
DO GRUPO

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Judicial Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER REORGANIZATION

Figure 3 - Corporate Organization Chart of the Companies under reorganization


Oi Móvel S.A. under Judicial Reorganization
100%
Pointer Network S.A.
4 outras empresas
100%
Paggo Empreendimentos S.A. (holdings)
99,99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
50%
Paggo Soluções e Meios de Pagamentos S.A.
99,99%
Paggo Administradora Ltda.
99,99%
Brasil Telecom Comunicação Multimídia Ltda.
99,95%
Lemvig Serviços de Televisão por Assinatura S.A.
99,92%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A
99,92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.
Caption
GROUP COMPANIES UNDER REORGANIZATION
DO GRUPO

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Judicial Reorganization

THE COMPANIES UNDER JUDICIAL REORGANIZATION

Figure 4 - Companies under Judicial Reorganization

Oi S.A.
Main provider of Fixed Telephony services in Region II and of national and international long distance services.
It also holds stakes in other companies in the Group, and is the main holding company of the Oi Group.

Oi Coop
Non-operating entity. Vehicle for raising financing/funds in the international market


Oi S.A.
Oi Móvel S.A.
Portugal Telecom International Finance B.V.
GROUP
COMPANIES UNDER REORGANIZATION
Oi
Oi Brasil Holdings Coöperatief U.A.
Telemar Norte Leste S.A.
Copart 4 e Copart 5 Participações S.A.

Oi Móvel
Provider of cellular mobile telephony services in Regions I, I and III and of DTH TV services.

Telemar Norte Leste
Main provider of fixed telephone services in Region I and national and international long distance calls.

PTIF
Non-operating entity. Vehicle for raising financing/funds in the international market

Copart4 and 5*
Two legal entities used to manage and administer the real estate property and the main properties leased to the Oi Group

* Telemar Norte Leste S.A. was merged into Oi S.A. in May 2021, as set forth in clause 7, annex 7.1, of the JR Plan. Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in clause 7, annex 7.1, of the JR Plan; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in clause 7, annex 7.1, of the JR Plan.

MATERIAL FACTS & COMMUNICATIONS TO THE MARKET

The following are some of the material facts and notices to the market disclosed by the Oi Group that have a direct bearing on the Companies under Judicial Reorganization:

Material Facts and Notices to the Market for the months of **JUNE AND JULY/21**

June 21 - Issue of debentures by Oi Móvel S.A. - In Judicial Reorganization

Oi S.A. - In Judicial Reorganization ("Oi" or "Company"), in compliance with art. 157, paragraph 4, of Act No. 6404/76 and the provisions of CVM Instruction No. 358/02, Oi Móvel S.A. - In Judicial Reorganization ("Oi Móvel" or "Issuer"), which is responsible for contributing the mobile telephony assets to the capital stock of UPI Ativos Móveis, pursuant to the terms of the Amendment to the Judicial Reorganization Plan, executed on this date, an issue of debentures non-convertible into shares of the type with in rem guarantee, with additional personal guarantee, in a single series, for private placement, from the 2nd issue of Oi Móvel S.A. - In Judicial Reorganization, in the total amount of BRL 2,000,000,000.00 ("Debentures," "Issue," and "Indenture," respectively). The Debentures will be subscribed and paid-in by an investment fund managed by a subsidiary of Banco BTG Pactual S.A.

The full Material Fact can be accessed at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/51a406d6-8702-e0ae-96b5-23976d4fd5fc?origin=1

July 07 – Resubmission of the Quarterly Information for the 1st Quarter of 2021

Oi S.A. – In Judicial Reorganization ("Oi" or "Company"), in compliance with art. 157, §4 of Act No. 6.404/76 and according to the terms of CVM Instruction nº 358/02, informs its shareholders and the market in general that the Company is voluntarily resubmitting its quarterly information for the first quarter of 2021.

The full Material Fact can be accessed at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/0db2fc80-203c-6aec-1d40-1be327062c04?origin=1

July 07 - Result of the competitive process for partial divestiture of UPI InfraCo

Oi S.A. – In Judicial Reorganization ("Oi" or "Company"), in compliance with art. 157, paragraph 4, of Act 6,404/1976 and the provisions of CVM Instruction 358/2002, hereby informs its shareholders and the market in general that, pursuant to the information contained in the Material Facts released on January 25 and April 12, 2021 and the Amendment to the Judicial Reorganization Plan ratified by the Judge of the 7th Judicial Circuit of the Capital of the State of Rio de Janeiro ("Judicial Reorganization Court") on October 5, 2020 ("Amendment to the JR Plan").

The full Material Fact can be accessed at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/afdc8571-28ae-84db-4c99-7d0f44febd89?origin=1

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

Statement
01 to 31 **MAY** 2021

- **Net Operating Cash Generation of the Companies under Judicial Reorganization** was negative by BRL 263 million in May/21

- **Investments** reached the level of BRL 292 million in May/21

- The **Receipts** item had an increase of BRL 463 million in May/21, totaling BRL 2,604 million

- The item **Payments** presented a reduction of BRL 50 million in May/21, reaching the level of BRL 2,575 million

- The **Final Balance of the Companies under Judicial Reorganization's Financial Cash** had a reduction of BRL 600 million in May/21, totaling BRL 1,395 million

4.1 MANAGERIAL CASH FLOW STATEMENT

Consolidated Monthly Companies under Judicial Reorganization (unaudited)

Statement

01 to 31 **MAY** 2021

Net Operating Cash Generation of the Companies under Judicial Reorganization was negative by BRL 263 million in May/21

- The Net Operating Cash Generation of the Companies under Judicial Reorganization in May/21 was negative in BRL 263 million, after a negative result of BRL 629 million observed in the previous month (Figure 5). In comparison with April/21, Receipts registered an increase of BRL 463 million, reaching the level of BRL 2,604 million, while the cash outflows with Payments and Investments increased by BRL98 million, totaling BRL2,867 million together (Figure 6).
- The other movements of the Companies under Judicial Reorganization, which include *Financial Operations,* represented a cash outflow of BRL 337 million in May/21.
- Thus, the variation of the Final Balance of the Companies under Judicial Reorganization's Financial Cash was negative by BRL600 million in May/21, resulting in an amount of BRL 1,395 million (Figure 7), corresponding to a reduction of 30.1% in relation to the previous month.
- Detailed considerations of the variations will be analyzed on the following pages.

Source: Financial statements and management information

Figure 5 - Net Operating Cash Generation - Monthly Balance


in BRL million

Figure 6 - Monthly evolution. Receipts x Payments/Investments


PAYMENTS
+
INVESTMENTS
2.867
2.604
RECEIVABLES
in BRL million

Figure 7 - Financial Cash - Companies under Judicial Reorganization - monthly - Final Balance


in BRL million
1.395

Cash outflow with Investments contributed to the negative balance of the Net Operating Cash Generation

Figure 8 - Managerial cash flow statement

	Apr/21	May/21	Δ
Customers	1,359	1,358	0%
Network Usage Services	38	23	-39%
Concessionaires	381	355	-7%
Other	363	868	139%
Receipts (1)	**2,141**	**2,604**	**22%**

	Apr/21	May/21	Δ
Plant Maintenance	(214)	(191)	-11%
Rents	(349)	(379)	9%
Data Processing/Graphics	(109)	(84)	-23%
Call Center Customer Care/Collection	(94)	(90)	-5%
Concessionaires	(94)	(80)	-15%
Consulting / Audits / Fees	(36)	(35)	-3%
Other Services/Payments	(925)	(1,240)	34%
Materials/Services (2)	**(1,821)**	**(2,099)**	**15%**

	Apr/21	May/21	Δ
Network Usage Services	(42)	(27)	-35%
Judicial Deposits	59	43	-27%
Contingencies	(33)	(34)	5%
Other Payments (2)	**(15)**	**(18)**	**19%**

	Apr/21	May/21	Δ
Telemar	(76)	0	-100%
OI S.A.	(36)	(219)	516%
OI Móvel	(33)	(73)	122%
Investments (3)	**(144)**	**(292)**	**103%**


in BRL million
2.604
(125)
(2.099)
(333)
0
(18)
(292)
(263)
Receipts
Staff
Materials / Services
Taxes
Mediation / Supplier Partner
Other Payments
Investments
Net Cash Generation

Source: Financial statements and management information

4.1 MANAGERIAL CASH FLOW STATEMENT

Consolidated Monthly Companies under Judicial Reorganization (unaudited)

Statement

01 to 31 **MAY** , 2021

Table 1 - Managerial Cash Flow Statement - May/21

BRL million	(A) 04/30/2021 Apr/21	(B)-(A) *Variation*	(B) 05/31/2021 May/21
INITIAL Balance - Financial Cash	**2,549**	**(554)**	**1,995**
Customers	1,359	*(1)*	1,358
Network Usage Services	38	*(15)*	23
Concessionaires	381	*(26)*	355
Other	363	*505*	868
Receipts (1)	**2,141**	**463**	**2,604**
Staff	(341)	*216*	(125)
Materials and Services Suppliers	(1,863)	*(263)*	(2,126)
Taxes	(448)	*115*	(333)
Judicial Deposits	59	*(16)*	43
Contingencies	(33)	*(2)*	(34)
Mediation/Suppliers Partners	-	-	-
Payments (2)	**(2,625)**	**50**	**(2,575)**
Telemar	(76)	*76*	-
Oi S.A.	(36)	*(184)*	(219)
Oi Móvel	(33)	*(40)*	(73)
Investments (3)	**(144)**	**(148)**	**(292)**
Net Operating Generation (1+2+3)	**(629)**	**366**	**(263)**
Capital Increase	-	-	-
Non Core	87	(85)	2
Intra-Group Operations	-	-	-
Financial Operations	(13)	*(326)*	(339)
Dividends and IOC	-	-	-
FINAL Balance - Financial Cash	**1,995**	**(600)**	**1,395**

Figure 9 - Receipts - Shareholding Structure


Network Usage
Services
R$ 23 m
1%
RECEIVABLES
TOTAL
BRL 2.604 million
52%

	May/21 BRL million	May/21 Share	Apr/21 Share
Receipts	**2,604**	**100%**	**100%**
Customers	1,358	52%	63%
Concessionaires	355	14%	18%
Other	868	33%	17%
Network Usage Services	23	1%	2%

RECEIVABLES

Receipts increased in May/21

In May/21 the Receipts account increased by BRL 463 million when compared to the previous month (21.6%), reaching the amount of BRL 2,604 million.

The caption *Customers* account registered a reduction of BRL 1 million in May/21, totaling BRL 1.358 million, compared to a collection of BRL 1.359 million in April/21. The item *Services for Network Use* registered a reduction of BRL 15 million in May/21, totaling a cash inflow of BRL 23 million in the month. The item *Concessionaires* was reduced by BRL 26 million in the month, totaling a cash inflow of BRL 355 million in May/21.

- The Management informed that the negative variation observed is explained by the merger of Telemar by Oi S.A, occurred in May/21, which led to the postponement of some due dates to the month of June/21.

Finally, *Other Receipts* item registered an increase of BRL 505 million in May/21, with an inflow of BRL 868 million.

- Management informed that the strong increase observed is explained by the increase in *Intercompany* receipts for interconnection between the companies under Judicial Reorganization, with the effect cancelled out by the Other services/payments item.

Statement

01 to 31 **MAY** of 2021

Table 1 - Managerial Cash Flow Statement - May/21

BRL million	(A) 04/30/2021 Apr/21	(B)-(A) Variation	(B) 05/31/2021 May/21
INITIAL Balance - Financial Cash	**2,549**	**(554)**	**1,995**
Customers	1,359	*(1)*	1,358
Network Usage Services	38	*(15)*	23
Concessionaires	381	*(26)*	355
Other	363	*505*	868
Receipts (1)	**2,141**	**463**	**2,604**
Staff	(341)	*216*	(125)
Materials and Services Suppliers	(1,863)	*(263)*	(2,126)
Taxes	(448)	*115*	(333)
Judicial Deposits	59	*(16)*	43
Contingencies	(33)	*(2)*	(34)
Mediation/Suppliers Partners	-	-	-
Payments (2)	**(2,625)**	**50**	**(2,575)**
Telemar	(76)	*76*	-
Oi S.A.	(36)	*(184)*	(219)
Oi Móvel	(33)	*(40)*	(73)
Investments (3)	**(144)**	**(148)**	**(292)**
Net Operating Generation (1+2+3)	**(629)**	**366**	**(263)**
Capital Increase	-	-	-
Non Core	87	(85)	2
Intra-Group Operations	-	-	-
Financial Operations	(13)	*(326)*	(339)
Dividends and IOC	-	-	-
FINAL Balance - Financial Cash	**1,995**	**(600)**	**1,395**

Figure 10 - Payments – Shareholding Structure


Staff
BRL 125 m
5%
Other
-BRL 9 m
0%
PAYMENTS
TOTAL
BRL2.575 million
Suppliers
BRL 2,126
million
82%

	May/21 BRL million	May/21 Share	Apr/21 Share
Payments	**2,575**	**100%**	**100%**
Materials and Services Suppliers	2,126	83%	71%
Taxes	333	13%	17%
Staff	125	5%	13%
Other	(9)	0%	-1%
Mediation/Suppliers Partners	0	0%	0%

PAYMENTS

Reduction of Payments in May/21

Payments totaled BRL 2,575 million in May/21, a reduction of BRL 50 million (1.9%) in relation to the previous month, when the item registered a cash outflow of BRL 2,625 million.

There was a reduction of BRL 216 million in the *Staff* item in May/21, totaling BRL 125 million.

- Management explained that the observed reduction is explained by the payment of PPR 2020 in April/21, which did not occur in May/21.

The item *Suppliers of Materials/Services* ended May/21 with an increase of BRL 263 million, totaling BRL 2,126 million.

- Management informed that the observed increase is explained by (i) the increase in *Intercompany Interconnection*, impacted by the merger of Telemar by Oi S.A, and the effect is annulled under the caption "Other Receipts" and (ii) reduction in Plant Maintenance, Data Processing and Concessionaires.

The item *Taxes* showed a reduction of BRL 115 million, reaching the level of BRL 333 million.

- The Management informed that the variation observed refers to the payment to Anatel of charges for the authorization of mobile telephony that occurred in April/21 and did not occur in May/21.

On the other hand, *Judicial Deposits* had a reduction in cash receipt in the month, going from BRL 59 million in April/21 to BRL 43 million in May/21.

- The Management informed that the cash inflow refers to the redemption and release of judicial deposit in favor of Oi, in the Civil sphere.

The item *Contingencies* registered a cash outflow of BRL 34 million in May/21, an increase of BRL 2 million in relation to the previous month.

- The Management informed that the cash outflow refers to payments of amounts from the Civil and Tax spheres.

Statement

01 to 31 **MAY** , 2021

Table 1 - Managerial Cash Flow Statement - May/21

BRL million	(A) 04/30/2021 Apr/21	(B)-(A) Variation	(B) 05/31/2021 May/21
INITIAL Balance - Financial Cash	**2,549**	**(554)**	**1,995**
Customers	1,359	(1)	1,358
Network Usage Services	38	(15)	23
Concessionaires	381	(26)	355
Other	363	505	868
Receipts (1)	**2,141**	**463**	**2,604**
Staff	(341)	216	(125)
Materials and Services Suppliers	(1,863)	(263)	(2,126)
Taxes	(448)	115	(333)
Judicial Deposits	59	(16)	43
Contingencies	(33)	(2)	(34)
Mediation/Suppliers Partners	-	-	-
Payments (2)	**(2,625)**	**50**	**(2,575)**
Telemar	(76)	76	-
Oi S.A.	(36)	(184)	(219)
Oi Móvel	(33)	(40)	(73)
Investments (3)	**(144)**	**(148)**	**(292)**
Net Operating Generation (1+2+3)	**(629)**	**366**	**(263)**
Capital Increase	-	-	-
Non Core	87	(85)	2
Intra-Group Operations	-	-	-
Financial Operations	(13)	(326)	(339)
Dividends and IOC	-	-	-
FINAL Balance - Financial Cash	**1,995**	**(600)**	**1,395**

Figure 11 - Investments - Shareholding Structure


INVESTMENTS
TOTAL
BRL 292 million
Oi S.A.
BRL 219 m
75%

	May/21 BRL million	May/21 Share	Apr/21 Share
Investments	**292**	**100%**	**100%**
Oi Movel	73	25%	23%
Telemar	0	0%	53%
Oi S.A.	219	75%	25%

INVESTMENTS

The Companies under Judicial Reorganization registered payments of *Investments of BRL* 292 million in May/21, an increase of 102.5% in relation to the previous month, when there was a cash outflow with *Investments* of BRL 144 million.

The Investments related to Oi Móvel S.A. presented an increase of BRL 40 million, totaling BRL 73 million in May/21. In Oi S.A. Investments increased from BRL 36 million in April/21 to BRL 219 million in May/21, as a result of the incorporation of Telemar by Oi S.A. in the month.

- The Management pointed out that the increase observed in the month compared to the previous month, is within the strategic plan of accelerating investments, especially in fiber optics.

NET OPERATING GENERATION

The level of *Receipts* in May/21, of BRL 2,604 million, was lower than the sum total of cash outflows from *Payments* (BRL 2,575 million) and *Investments* (BRL 292 million) in the month, which directly contributed to the negative balance of BRL 263 million in the Companies under Judicial Reorganization' Net Operating Generation in the month.

FINAL BALANCE - FINANCIAL CASH

The "Non-core" cash inflow, which totaled BRL 2 million in May/21, had a reduction of BRL 85 million in relation to the previous month.

- Management reported that the observed cash inflow refers to the receipt from the sale of real estate.

The *Financial Operations* registered a cash outflow of BRL 339 million in May/21, compared to a cash outflow of BRL 13 million in the previous month.

- Management informed that the cash outflow refers to the payment of the *fees* due for the updating of the documents required as from the approval of the amendment to the JR Plan, the payment of the *hedge* adjustment, as well as the interest on the simple, debentures non-convertible into shares issued in December/19.

Thus, adding the *Non-Core* cash inflow of BRL2 million and the *Financial Operations* cash outflow of BRL339 million to the negative balance of BRL263 million in Net Operating Cash Generation, the Companies under Judicial Reorganization' Final Financial Cash Balance decreased by BRL600 million compared to the previous month (a 30.1% drop), totaling BRL1,395 million.

- Management informed that the reduction of the final balance of the Financial Cash is related, mainly, to the payments made as agreed in the Judicial Reorganization plan. However, this drop in the final financial cash balance does not compromise the execution of the strategic plan to accelerate investments, mainly in fiber optics. It was also informed that the company has been taking measures to recompose the cash position.

Statement

01 to 31 **MAY** , 2021

Table 2 - Direct Cash Flow

BRL million

CONSOLIDATED COMPANIES UNDER REORGANIZATION	AUG/18	SEP/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19
Starting Balance - Financial Cash	4,677	4,721	4,815	4,379	4,362	4,469	7,515	5,943	6,010	4,814
Receipts	2,659	2,694	2,898	2,815	2,645	2,463	2,400	2,248	2,090	2,815
Customers	1,731	1,681	1,808	1,807	1,697	1,628	1,541	1,572	1,570	1,660
Network Usage Services	210	205	204	192	192	177	191	151	6	252
Concessionaires	518	420	414	478	412	498	400	411	427	446
Other	200	388	472	338	344	160	268	114	87	457
Payments	(2,278)	(2,276)	(2,751)	(2,432)	(2,285)	(2,733)	(2,805)	(1,821)	(2,964)	(2,560)
Staff	(170)	(140)	(137)	(133)	(244)	(200)	(172)	(144)	(320)	(180)
Materials and Services Suppliers	(1,604)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,239)	(1,496)	(1,905)
Materials/Services	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)	(1,654)
Plant Maintenance	(297)	(299)	(300)	(347)	(425)	(406)	(344)	(305)	(324)	(322)
Rentals	(349)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)	(432)
Data Processing/Printworks	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)
Call Center Customer Care/Collection	(138)	(104)	(138)	(147)	(163)	(129)	(155)	(113)	(135)	(138)
Concessionaires	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)
Consulting / Audits / Fees	(71)	(45)	(96)	(74)	(52)	(124)	(50)	(34)	(76)	(42)
Other Services/Payments	(308)	(444)	(726)	(430)	(171)	(340)	(254)	(149)	(309)	(517)
Network Usage Services	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)	(251)
Taxes	(487)	(516)	(551)	(543)	(523)	(683)	(566)	(524)	(1,221)	(500)
Judicial Deposits	46	40	41	55	75	34	51	91	78	41
Contingencies	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)	(16)
Mediation/Suppliers Partners	(64)	(16)	(54)	(35)	(73)	(50)	(442)	-	-	-
Investments	(363)	(339)	(582)	(421)	(344)	(603)	(482)	(384)	(540)	(672)
Telemar	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)
Oi S.A.	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)	(99)
Oi Móvel	(138)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)	(294)
Operating Generation	17	79	(435)	(38)	16	(873)	(887)	43	(1,414)	(417)
Capital Increase	-	-	-	-	-	4,007	-	-	-	-
Pharol Agreement	-	-	-	-	-	(106)	-	-	-	-
Non-Core	-	-	-	-	-	-	-	-	-	-
Intra-Group Operations	(1)	-	-	-	14	-	-	-	-	100
Financial Operations	28	15	(1)	21	23	18	(685)	24	17	9
Dividends and Interest on Shareholders' Equity	-	-	-	-	54	-	-	-	-	-
Final Balance - Financial Cash	4,721	4,815	4,379	4,362	4,469	7,515	5,943	6,010	4,814	4,306

CONSOLIDATED COMPANIES UNDER REORGANIZATION	JUN/19	JUL/19	AUG/19	SEP/19	OCT/19	NOV/19	DEC/19	JAN/20	FEB/20	MAR/20
Starting Balance - Financial Cash	4,306	4,145	3,621	3,083	3,060	2,612	2,239	1,910	3,761	5,929
Receipts	2,110	2,369	1,991	2,033	2,119	2,013	2,412	2,303	1,782	2,066
Customers	1,496	1,616	1,511	1,495	1,563	1,473	1,652	1,494	1,353	1,475
Network Usage Services	5	43	9	9	8	5	19	6	14	2
Concessionaires	395	453	433	421	443	421	443	488	368	405
Other	214	257	38	108	105	114	298	315	47	184
Payments	(1,743)	(2,207)	(1,577)	(1,471)	(1,694)	(1,792)	(2,062)	(2,031)	(2,057)	(1,668)
Staff	(152)	(151)	(138)	(136)	(125)	(134)	(235)	(177)	(147)	(133)
Materials and Services Suppliers	(1,112)	(1,640)	(1,178)	(960)	(1,273)	(1,274)	(1,553)	(1,646)	(1,125)	(1,212)
Materials/Services	(1,105)	(1,594)	(1,169)	(951)	(1,264)	(1,268)	(1,536)	(1,640)	(1,111)	(1,208)
Plant Maintenance	(331)	(336)	(348)	(329)	(339)	(371)	(383)	(357)	(287)	(291)
Rentals	(255)	(424)	(292)	(194)	(368)	(311)	(254)	(424)	(336)	(324)
Data Processing/Printworks	(99)	(126)	(94)	(10)	(28)	(156)	(185)	(185)	(86)	(77)
Call Center Customer Care/Collection	(121)	(116)	(128)	(124)	(103)	(125)	(143)	(112)	(134)	(110)
Concessionaires	(99)	(103)	(98)	(102)	(101)	(103)	(98)	(103)	(128)	(99)
Consulting / Audits / Fees	(24)	(71)	(41)	(25)	(39)	(32)	(31)	(76)	(95)	(47)
Other Services/Payments	(176)	(418)	(168)	(167)	(286)	(170)	(431)	(383)	(65)	(259)
Network Usage Services	(7)	(46)	(9)	(9)	(9)	(6)	(17)	(6)	(14)	(4)
Taxes	(501)	(478)	(407)	(400)	(384)	(404)	(368)	(402)	(385)	(365)
Judicial Deposits	32	71	153	29	88	33	86	200	41	47
Contingencies	(10)	(9)	(7)	(4)	-	(13)	(12)	(6)	(4)	(6)
Mediation/Suppliers Partners	-	-	-	-	-	-	-	-	(457)	-
Investments	(544)	(702)	(656)	(592)	(881)	(596)	(661)	(685)	(748)	(693)
Telemar	(206)	(245)	(232)	(215)	(245)	(212)	(185)	(195)	(195)	(192)
Oi S.A.	(54)	(83)	(61)	(62)	(88)	(54)	(62)	(66)	(88)	(83)
Oi Móvel	(284)	(374)	(363)	(315)	(548)	(330)	(414)	(424)	(465)	(417)
Operating Generation	(177)	(540)	(242)	(30)	(456)	(375)	(311)	(413)	(1,023)	(295)
Capital Increase	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	-	-	-	-	-
Non-Core	-	-	-	-	-	-	-	-	121	-
Intra-Group Operations	-	-	-	-	-	-	-	-	-	17
Financial Operations	16	16	(296)	7	8	2	2	2,264	3,070	(48)
Dividends and Interest on Shareholders' Equity	-	-	-	-	-	-	-	-	-	-
Final Balance - Financial Cash	4,145	3,621	3,083	3,060	2,612	2,239	1,910	3,761	5,929	5,602

CONSOLIDATED COMPANIES UNDER REORGANIZATION	APR/20	MAY/20	JUN/20	JUL/20	AUG/20	SEP/20	OCT/20	NOV/20	DEC/20	JAN/21	FEB/21	MAR/21	APR/21	MAY/21
Starting Balance - Financial Cash	5,602	4,859	4,754	4,871	5,639	5,392	5,108	4,988	4,367	3,972	3,260	1,852	2,549	1,995
Receipts	1,994	1,908	2,051	2,057	2,159	2,120	2,388	2,330	2,441	1,832	1,969	1,983	2,141	2,604
Customers	1,361	1,455	1,461	1,477	1,393	1,425	1,476	1,372	1,676	1,300	1,371	1,504	1,359	1,358
Network Usage Services	3	1	-	3	15	112	202	97	99	80	58	30	38	23
Concessionaires	387	384	435	434	424	445	425	432	466	423	371	415	381	355
Other	244	70	156	142	326	137	284	429	200	30	169	34	363	868
Payments	(2,108)	(1,430)	(1,609)	(1,529)	(1,829)	(1,628)	(1,944)	(2,376)	(2,166)	(2,093)	(2,665)	(2,064)	(2,625)	(2,575)
Staff	(244)	(123)	(133)	(123)	(109)	(120)	(177)	(189)	(226)	(167)	(142)	(132)	(341)	(125)
Materials and Services Suppliers	(1,494)	(1,032)	(1,222)	(1,122)	(1,367)	(1,211)	(1,475)	(1,797)	(1,573)	(1,483)	(1,671)	(1,621)	(1,863)	(2,126)
Materials/Services	(1,489)	(1,030)	(1,220)	(1,119)	(1,348)	(1,097)	(1,272)	(1,702)	(1,472)	(1,399)	(1,608)	(1,587)	(1,821)	(2,099)
Plant Maintenance	(302)	(262)	(243)	(198)	(204)	(192)	(215)	(184)	(238)	(185)	(247)	(227)	(214)	(191)
Rentals	(338)	(306)	(344)	(271)	(276)	(265)	(330)	(461)	(467)	(507)	(576)	(414)	(349)	(379)
Data Processing/Printworks	(111)	(80)	(69)	(46)	(62)	(70)	(80)	(54)	(55)	(70)	(103)	(112)	(109)	(84)
Call Center Customer Care/Collection	(79)	(83)	(85)	(84)	(106)	(110)	(98)	(105)	(120)	(82)	(104)	(90)	(94)	(90)
Concessionaires	(103)	(95)	(102)	(93)	(91)	(90)	(85)	(92)	(89)	(88)	(94)	(96)	(94)	(80)
Consulting / Audits / Fees	(41)	(43)	(43)	(47)	(41)	(53)	(43)	(42)	(36)	(57)	(40)	(58)	(36)	(35)
Other Services/Payments	(515)	(163)	(335)	(382)	(568)	(317)	(420)	(764)	(468)	(410)	(444)	(591)	(925)	(1,240)
Network Usage Services	(5)	(1)	(2)	(4)	(19)	(115)	(203)	(96)	(101)	(84)	(63)	(34)	(42)	(27)
Taxes	(392)	(323)	(329)	(344)	(394)	(337)	(356)	(400)	(404)	(383)	(369)	(424)	(446)	(333)
Judicial Deposits	29	55	61	71	46	44	77	97	49	18	29	112	59	43
Contingencies	(6)	(7)	(6)	(10)	(4)	(4)	(14)	(86)	(12)	(58)	(18)	(20)	(33)	(34)
Mediation/Suppliers Partners	-	-	-	-	-	-	-	-	-	-	(494)	-	-	-
Investments	(660)	(591)	(512)	(520)	(528)	(592)	(473)	(463)	(525)	(257)	(274)	(335)	(144)	(292)
Telemar	(262)	(176)	(195)	(146)	(177)	(186)	(147)	(145)	(216)	(113)	(167)	(229)	(76)	-
Oi S.A.	(60)	(89)	(63)	(56)	(53)	(74)	(42)	(55)	(54)	(29)	(51)	(79)	(36)	(219)
Oi Móvel	(338)	(326)	(252)	(317)	(298)	(332)	(285)	(263)	(255)	(114)	(56)	(27)	(33)	(73)
Operating Generation	(774)	(113)	(69)	8	(197)	(101)	(29)	(509)	(250)	(518)	(970)	(416)	(628)	(263)
Capital Increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	-	-	-	-	-	-	-	1	2
Non-Core	-	-	-	-	4	20	0	23	14	1	13	1,124	87	2
Intra-Group Operations	-	-	-	-	(109)	(201)	(181)	(144)	(164)	(198)	-	-	-	-
Financial Operations	31	8	186	759	56	(2)	91	8	6	3	(450)	(25)	(13)	(339)
Dividends and Interest on Shareholders' Equity	0	-	0	0	-	(0)	(0)	(0)	(0)	(0)	-	-	-	-
Final Balance - Financial Cash	4,859	4,754	4,871	5,639	5,392	5,108	4,988	4,367	3,972	3,260	1,852	2,549	1,995	1,395

SERVICE TO CREDITORS

During the last month, the Judicial administrator has continued to monitor the measures taken by the Companies under reorganization to make it possible to comply with the Judicial Reorganization Plan and its Amendment, which was ratified by this Justice. Judged on 10.05.2020.

Interested parties may consult the Amendment on the Judicial Reorganization site(www.recuperacaojudicialoi.com.br), under the tab "Procedural Papers" ["Peças Processuais"], and requests for clarification should be directed to the following channels: email credoroi@wald.com.br, telephone number 0800-644-3111 (toll-free), or even the website www.recjud.com.br.

Furthermore, as determined by the decision of page 492.184/492.187, which established the new control dynamics for payment of first priority claim ("*créditos extraconcursais*") , the Judicial administrator continues to make available on its website the lists sent by the Companies under reorganization, containing the first priority claim ("*créditos extraconcursais*") already paid and those that are being processed, referring to compliance with judgments or executions started before September 30, 2020. The information is periodically updated and is available for consultation at: https://recuperacaojudicialoi.com.br/creditosextraconcursais/.

Throughout the month of May, this Administration also followed the mediation procedure related to procedural incidents, pursuant to the decision on pages 341,970/341,973. This mediation aims to stimulate a composition between creditors and debtors to define the value of the credits, from an online platform, which already has more than 16,000 signed agreements. At this point, it is worth mentioning the availability on the Judicial Reorganization website (www.recuperacaojudicaloi.com.br) of the list of procedural incidents that have been decided, which is periodically updated.

Furthermore, the Judicial administrator continued to pronounce on the procedural incidents of credit entitlement and challenge, having presented in the last month 135 opinions on the merits and hundreds of provision pronouncements (request for documents, information on credit inclusion in the QGC and others).

Finally, the Judicial Administrator points out that it continues to concentrate on clarifying doubts about mediation procedures, clauses, and compliance with the Judicial Reorganization Plan and its Amendment, and is constantly contacted by national and international creditors, whether by telephone, on line +55 (21) 2272-9335, (21) 2272-9313, or (21) 2272-9300, or by e-mail credoroi@wald.com.br.

SUMMARY OF THE PRONOUNCEMENTS OF THE JUDICIAL ADMINISTRATOR IN THE RECORDS

Below, the Judicial Administrator lists the pronouncements filed in the electronic case file after the last Monthly Activity Report, with the respective pages indicated.

Pages	Monthly report of the activities performed by the Companies under Judicial Reorganization (referring to the month of April 2021).	**06.15.2021**
Pages 519.811/519.812	Statement on: (i) petition by the Companies under reorganization communicating the consent of bondholder creditors in relation to the proposed changes in Annex V of the Amended JR Plan and the conclusion of negotiations for the granting of a credit line, in continuity with the "implementation of its Strategic Plan"; (ii) Documents submitted by the concurrence creditor Cecília de Carvalho; (iii) lists containing the first priority claim ("*créditos extraconcursais*") paid by the Companies under Judicial Reorganization during the month of May 2021; and (iv) Numerous letters requesting payment of claim ("*créditos concursais*") – relating to obligations during the Judicial Reorganization period] and first priority claim ("*créditos extraconcursais*") – relating to obligations contracted prior to the Judicial Reorganization].	**22.06.2021**

In addition, in response to letters and requests addressed directly to the Judicial administrator by several courts in Brazil, the Judicial administrator presented several pronouncements in lawsuits filed against the Companies under reorganization.

MONITORING COMPLIANCE WITH THE JUDICIAL REORGANIZATION PLAN

The Judicial Reorganization Plan ratified by the decision on pages 254.741/254,756, was amended in the form of the Amendment on pages 476.542/479.026, which was approved by this MM. Court on 05.10.2020 (pages 481.886/481,918), after its approval by the majority of creditors of all classes present at the AGM held on 08.09.2020.

As established by Act No. 11101/2005, the Judicial Administrator continues to monitor the Companies under reorganization's compliance with the obligations of the ratified JR Plan and its Amendment, having held periodic meetings with the Company and analyzed all relevant documentation.

As a result of this inspection, the Judicial Administrator reports that, in the month of May 2021, only the obligations that have a due date tied to the final and unappealable judgment of the original records matured, as established in the Judicial Reorganization Plan. Every month, this Administration receives the list of labor credits settled during the month, due to the end of the grace period (180 days from the judgment of the original lawsuit - clause 4.1.1 of the JR Plan).

In addition, in compliance with the provisions of the JR Plan, on 07.07.2021, the auction for the disposal of "UPI InfraCo" was held. The minutes of the virtual hearing are available on the Judicial Administrator website(https://recuperacaojudicialoi.com.br/pecas-processuais/).

WALD
ANTUNES VITA BLATTNER

Rua Gen. Venâncio Flores
305, 10º andar, Leblon
CEP 22441-090
Rio de Janeiro, RJ - Brasil

Avenida Juscelino Kubitschek,
510, 8o andar
CEP 04543-906
São Paulo, SP - Brazil

RIO BRANCO
CONSULTORES ASSOCIADOS

Av. Marquês de São
Vicente, 446 - Conj. 1206
Barra Funda
CEP 01139-000
São Paulo, SP - Brazil